Item 27

11.1 Computation of per share earnings 1999

                   AIR TEST TECHNOLOGY, INC.
              Weighted Average Shares Outstanding
                    December 31, 1999

                            December 31, 1999

Weighted Average Shares        8,400,000

Net Loss                        $    472

Net Loss Per Share              $ 0.0001